June 21, 2013

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,

Branch Chief

Re:	Alcoa Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 1-03610

Dear Mr. Cash:

This letter is to confirm the telephone conversation between you and my colleague on Wednesday, June 19, 2013, regarding the comment letter dated June 7, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) relating to Alcoa Inc.’s Form 10-K for the fiscal year ended December 31, 2012, filed on February 15, 2013.

As mentioned during the telephone conversation, we are in the process of preparing our response to the Comment Letter. Additionally, we respectfully requested an extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to you on or before June 26, 2013.

If you have any questions with respect to the foregoing, please contact me at (412) 553-2169 or Robert Collins, Assistant Controller, at (412) 553-1772.

Sincerely,

/s/ Graeme W. Bottger

Graeme W. Bottger

Vice President and

Controller